1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

March 5, 2020

VIA EDGAR

Mr. Ken Ellington

Mr. Christopher R. Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Credit Income Fund

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2

File Nos. 333-235444 and 811-23498

Goldman Sachs Real Estate Diversified Income Fund

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2

File Nos. 333-235443 and 811-23499

Dear Messrs. Ellington and Bellacicco:

This letter responds to comments that Mr. Ellington provided to me and Alexander C. Karampatsos of Dechert LLP during a telephonic discussion on February 26, 2020 with respect to his review of the Pre-Effective Amendments No. 1 (the “Amendments”) to the registration statements filed on Form N-2 (the “Registration Statements”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 19, 2020 on behalf of Goldman Sachs Credit Income Fund (the “Credit Fund”) and Goldman Sachs Real Estate Diversified Income Fund (the “Real Estate Fund,” and, together with the Credit Fund, the “Funds”). This letter also responds to comments that Mr. Bellacicco provided to me and Alexander C. Karampatsos during a telephonic discussion on March 2, 2020 with respect to a Correspondence filing made on behalf of the Funds on February 19, 2020 (the “Prior Correspondence”). The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the Registration Statements on their behalf. Capitalized terms have the meanings attributed to such terms in the Amendments.

On behalf of the Funds, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

Messrs. Ellington and Bellacicco March 5, 2020 Page 2

Comments Provided by Mr. Ellington

1.	Comment: In each Fund’s fee table, please indent “Distribution and/or Servicing Fee” and “Other Operating Expenses.”

Response: Each Fund will incorporate this comment in the final prospectus filed pursuant to Rule 497.

2.

Comment: Please confirm that, with respect to the expense limitation arrangement described in a footnote to each Fund’s fee table, the Investment Adviser will not be entitled to recoup any expenses reimbursed pursuant to the arrangement.

Response: Each Fund hereby confirms that, with respect to the expense limitation arrangement described in the footnote to the Fund’s fee table, the Investment Adviser is not entitled to recoupment of any reimbursed expenses.

3.	Comment: Please confirm supplementally that the financial statements of any subsidiary that is wholly-owned by a Fund will be consolidated with the Fund’s financial statements.

Response: Each Fund hereby confirms that any subsidiary that is wholly-owned by the Fund will be consolidated with the Fund’s financial statements.

4.	Comment: Please explain supplementally why each Fund’s organizational costs and offering expenses are not discussed in the notes to the Fund’s financial statements.

Response: As disclosed in the Funds’ registration statements on Form N-14, the expenses of the Reorganizations will be paid by GSAM, Resource Real Estate, LLC, and/or Resource Alternative Advisor, LLC (or their respective affiliates). Additionally, each Fund will be the accounting successor of the shell reorganization described in the Fund’s registration statements, and therefore, the characterization of expenses as organizational or offering would not be appropriate.

Comments Provided by Mr. Bellacicco

5.

Comment: With respect to the Funds’ response to Comment 3 in the Prior Correspondence, each Fund indicated that it revised its disclosure on its cover page to disclose the anticipated timing of the Fund’s initial repurchase offer and include a cross-reference to those sections of the prospectus that discuss the Fund’s repurchase policies and the risks attendant thereto; however, it does not appear as if this disclosure was added to the Funds’ prospectuses.

Response: Each Fund hereby undertakes to include the following disclosure on the cover page of its final prospectus filed pursuant to Rule 497:

The Fund will make repurchase offers in the months of March, June, September and December and expects to make its initial repurchase offer in the first such month following the consummation of the Reorganization. See “Principal Risks of the Fund – Repurchase Offers Risk.”

See “Shareholder Guide – How to Sell Shares” for additional discussion of the Fund’s repurchase policies.

Messrs. Ellington and Bellacicco March 5, 2020 Page 3

6.

Comment: With respect to the Funds’ response to Comment 9 in the Prior Correspondence, each Fund indicated that it deleted the disclosure indicating that the Fund may lend portfolio securities from the “Prospectus Summary – Investment Objective and Strategies” section of the Fund’s prospectus and revised the corresponding risk disclosure; however, the “Prospectus Summary – Investment Objective and Strategies” section of the Real Estate Fund’s prospectus retained references to the Fund lending its portfolio securities. Please revise the Real Estate Fund’s disclosure consistent with the response to Comment 9 in the Prior Correspondence.

Response: The Real Estate Fund hereby undertakes to incorporate this comment in its final prospectus filed pursuant to Rule 497.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Stephen H. Bier, Dechert LLP